PARKLAND INCOME FUND

FOR IMMI 04010460 y, March 2, 2004

PARKLAND INCOME FUND REPORTS STRONG FOURTH QUARTER AND RECORD FULL YEAR RESULTS

Red Deer, March 2, 2004 – Parkland's business performance met expectations for the quarter ended December 31, 2003 and rounded out a highly successful year. Sales volumes for the year exceeded one billion litres, a new record for the Fund and a 16% increase over calendar year 2002. EBITDA achieved record levels of $28.8 million and was 12% higher than 2002, which provided adequate funds to continue distributions and reinvest in the Fund's business to sustain and increase future cash flows.

President and CEO Andrew Wiswell commented "Fuel volume growth, consistent gross margins and increasing contributions from convenience store merchandise sales drove strong financial results and delivered cash flows that exceeded expectations. As well, our Parkland Team continues to focus on serving our key stakeholders – our customers and our Unitholders. We appreciate the support and loyalty of our customers as well as the commitment of our employees, retailers, operators and suppliers who are key partners in our ongoing success."

Consolidated Operating and Financial Highlights

	Three Months Ended December 31			Twelve Months Ended December 31		
	2003	2002	2001	**2003**	2002**	2001**
Fuel Volumes, Refined Products (Millions of Litres)	263	216	213	1,039	897	903
Revenue (Millions)	$ 134.2	$ 119.2	$ 99.6	$ 567.2	$ 471.7	$ 471.8
EBITDA* (000's)	$ 4,603	$ 5,318	$ 5,729	$28,848	$25,778	$28,237
Per Unit – Basic	$ 0.38	$ 0.44	$ 0.52	$ 2.38	$ 2.13	$ 2.58
Per Unit - Diluted	$ 0.38	$ 0.44	$ 0.52	$ 2.36	$ 2.12	$ 2.53
Net Earnings (000's)	$ 2,392	$ 1,938	$ 2,182	$ 20,135	$14,094	$11,698
Per Unit – Basic	$ 0.20	$ 0.16	$ 0.20	$ 1.66	$ 1.16	$ 1.07
Per Unit – Diluted	$ 0.20	$ 0.16	$ 0.18	$ 1.65	$ 1.16	$ 1.04

* EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means earnings before Interest Expense, Income Taxes, Depreciation and Amortization.

** Presented on a proforma basis. The fiscal periods which were audited did not coincide with this calendar year presentation.

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015

Three Months Ended December 31, 2003

During the fourth quarter, Parkland continued its focus on its Fas Gas Plus program by upgrading 12 existing Fas Gas sites. This renewal included enhancement of the quality and appearance of each site coupled with a new and broader merchandise offering, higher standards of customer service and a new deal with the retailer to share in-store revenues. Expenditures for the 12 sites totalled $2.2 million for the quarter, of which $1.4 million represented maintenance capital and $0.8 million maintenance expense. These maintenance expenditures reduced quarterly EBITDA but are expected to increase future fuel sales volumes and in-store revenues. Early evaluation of results from these upgraded sites point to an expected return on the total expenditures exceeding 20% on an annual basis.

Total fuel volumes of 263 million litres represented a 21% increase over 2002, primarily driven by higher wholesale volumes. Overall gross margins of $16.8 million were slightly lower than the strong results achieved in 2002 when gross margins totaled $17.4 million. Lower fuel margins were primarily driven by lower retail pricing and were largely offset by higher total margins on merchandise sales.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was $4.6 million, a decrease from $5.3 million in the prior year. This decrease resulted from the additional maintenance expenses of $0.8 million incurred with the Fas Gas Plus upgrade program.

Twelve Months Ended December 31, 2003

Starting with a six-site pilot project at mid year 2003, the Fas Gas Plus upgrade program was expanded to 19 units by year end and a total investment of $3.8 million of which $2.1 million represented maintenance capital and $1.7 million was maintenance expense.

Total fuel volumes were up 16% over the prior year. EBITDA was $28.8 million as compared to $25.8 million for the 2002 calendar year. Average fuel gross margins per litre were slightly lower, primarily as a result of a higher mix of lower margin wholesale sales. This lower margin was more than offset by the increase in fuel volumes and a $2.2 million increase in margins on convenience store merchandise sales resulting in an overall net increase of $6.7 million in total gross margins in 2003. Operating expenses were $48.6 million in 2003, an increase of $3.6 million over 2002. The increase was largely attributable to the increase in the number of company-operated convenience stores and maintenance expenses related to the Fas Gas Plus upgrade program.

Overall, the Fund's financial performance throughout 2003 exceeded management's expectations. Earnings and cash flow were strong and the Fund made progress on a number of initiatives to assist in sustaining and increasing cash flows in future periods. These changes included cost reductions driven by changes to the Litre Log marketing program and ongoing lower costs at the Bowden refinery.

The strong financial performance allowed the Fund to undertake maintenance capital expenditures to upgrade the Petrohaul trucking fleet and accelerate the Fas Gas Plus upgrade program. These

expenditures continue to be discretionary and may be committed later in the year when annual performance is strong or deferred if performance does not meet expectations.

For the period ended December 31, 2003	Three Months	Twelve Months
EBITDA	$ 4,603	$28,848
Maintenance Capital	(3,205)	(5,948)
Capital Taxes and Interest	(226)	(947)
Cash Available	$ 1,172	$ 21,953
Cash Distributed	(5,095)	(20,376)
Cash Surplus	$(3,923)	$ 1,577

Distributions

Consistent distributions have been paid monthly since August 15, 2002 at the rate of $0.14 per unit per month or $1.68 on a full year basis. For the full year, these distributions totalled $20.4 million. There were 12,131,908 units outstanding at December 31, 2003. The taxable portion of each monthly payment was $0.1292 per unit and the balance of $0.0108 was a return of capital.

Outlook

Fuel industry conditions, Parkland's position in the market and management actions taken over the last year are expected to support ongoing financial performance that meets or exceeds distributions. The Fund will continue to invest in the discretionary Fas Gas Plus upgrade program, with a target to complete another 18 sites during 2004. Merchandise sales and margins will continue to increase as existing convenience store sites mature and new sites are added. Parkland expects to invest approximately $6.0 million of growth capital in 2004 in convenience stores as well as selectively acquiring or operating additional fuel sites in non-urban areas. Although not required to support targeted distributions, management will continue to assess acquisitions or alliances which will add cash flow and unitholder value.

Historically, the first quarter is the weakest quarter of the year with expected stronger second and third quarters followed by a lower fourth quarter. This seasonality is incorporated into the Fund's plans to pay consistent distributions.

Distribution Reinvestment Plan

Effective March 31, 2003, Parkland Income Fund established a Distribution Reinvestment Plan administered by Computershare Trust Company. Details are available from the Fund or from Computershare Trust Company.

Fund Description

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after capital taxes, debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the TSX (PKI.UN).

This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Calgary:	Cathy Hume, Investor Relations	(403) 541-1225
or Toronto		(416) 868-1079

(If you prefer to receive Parkland's news releases via e-mail, please request at corpinfo@pkif.com)

Parkland Income Fund
Consolidated Balance Sheet

($ Thousands)	December 31, 2003	December 31, 2002
Assets		
Current Assets		
Cash	$ 2,717	$ 2,647
Accounts receivable	15,660	15,511
Inventories	19,472	18,877
Future income taxes	-	134
Prepaid expenses	1,637	1,285
	39,486	38,454
Other	3,075	3,646
Capital assets (Note 2)	63,705	61,923
Assets held for sale (Note 3)	22,086	22,142
	$ 128,352	$ 126,165
Liabilities		
Current Liabilities		
Accounts payable	$ 35,140	$ 29,684
Corporate taxes payable	-	978
Long-term debt - current portion (Note 4)	4,555	4,661
	39,695	35,323
Long-term debt (Note 4)	10,582	13,000
Site restoration accrual	502	245
Future income taxes	6,658	6,559
	57,437	55,127
Unitholders' Capital		
Class B Limited Partners' Capital (Note 5)	31,598	32,654
Unitholders' Capital (Note 5)	39,317	38,384
	70,915	71,038
	$ 128,352	$ 126,165

Parkland Income Fund
Consolidated Statement of Earnings

($ Thousands except per unit information)	12 Months December 31, 2003	6 Months December 31, 2002	12 Months June 30, 2002
Net sales and operating revenue	$ 567,226	$ 260,228	$ 442,559
Cost of sales and operating expenses	489,804	222,303	371,047
Gross margin	77,422	37,925	71,512
Expenses			
Marketing, general and administrative	48,574	23,153	43,926
Amortization	7,533	3,678	7,668
Interest on long-term debt	897	462	793
	57,004	27,293	52,387
Earnings before income taxes	20,418	10,632	19,125
Income taxes (Note 6)			
Current	50	1,019	6,430
Future	233	200	804
	283	1,219	7,234
Net earnings	$ 20,135	$ 9,413	$ 11,891
Net earnings per unit - basic	$ 1.66	$ 0.78	$ 1.08
Net earnings per unit - diluted	$ 1.65	$ 0.78	$ 1.08

Parkland Income Fund
Consolidated Statement of Retained Earnings and Unitholders' Capital

($ Thousands)	12 Months December 31, 2003	6 Months December 31, 2002	12 Months June 30, 2002
Retained Earnings, beginning of period	$ -	$ -	$ 50,059
Net earnings	20,135	9,413	11,891
Allocation to Class B Limited Partners	-9,104	-4,760	-33,772
Allocation to Unitholders	-11,031	-4,653	-25,123
Dividends paid	-	-	(1,093)
Future tax recovery on Reorganization	-	-	897
Reorganization costs, net of current tax of $737	-	-	(2,859)
Retained earnings, end of period	-	-	-
Class B Limited Partners' Capital			
Balance, beginning of period	32,654	42,952	-
Prior period adjustment (Note 9)	-	(2,053)	-
Balance, beginning of period as restated	32,654	40,899	-
Allocation of retained earnings	9,104	4,760	33,772
Issued upon exchange of common shares	-	-	12,645
Distribution to partners	(9,213)	(5,151)	(3,465)
Exchanged for Fund Units	(947)	(7,854)	-
Balance, end of period	31,598	32,654	42,952
Unitholders' Capital			
Balance, beginning of period	38,384	32,452	-
Prior period adjustment (Note 9)	-	(1,540)	-
Balance, beginning of period as restated	38,384	30,912	-
Allocation of retained earnings	11,031	4,653	25,123
Unit option compensation	29	-	-
Fund units issued	89	-	-
Issued upon exchange of common shares	-	-	9,407
Distribution to unitholders	(11,163)	(5,035)	(2,578)
Units issued as special compensation	-	-	500
Exchange of Limited Partnership Units	947	7,854	-
Balance, end of period	39,317	38,384	32,452
	$ 70,915	$ 71,038	$ 75,404

Parkland Income Fund
Consolidated Statement of Cash Flows

($ Thousands)	12 Months December 31, 2003	6 Months December 31, 2002	12 Months June 30, 2002
Cash Provided By (used for) Operations			
Net earnings	$ 20,135	$ 9,413	$ 11,891
Add (deduct) non-cash items			
Amortization	7,533	3,678	7,668
Future taxes	233	200	804
Cash flow from operations	27,901	13,291	20,363
Net changes in non-cash working capital (Note 10)	3,382	-11,775	4,294
Cash from operating activities	31,283	1,516	24,657
Financing Activities			
Proceeds from long-term debt	568	476	10,285
Long-term debt repayments	(3,092)	(1,760)	(9,809)
Fund units issued	118	-	-
Proceeds of share issue	-	-	5,410
Reorganization costs, net of tax	-	-	(2,859)
Repurchase of shares	-	-	(80)
Special compensation units	-	-	500
Distributions to Class B Limited Partners	(9,213)	(5,151)	(3,465)
Distributions to Unitholders	(11,163)	(5,035)	(2,578)
Dividend payments	-	-	(1,093)
Cash (used for) financing activities	(22,782)	(11,470)	(3,689)
Investing activities			
Investment in other assets	571	-97	-120
Purchase of capital assets	-9,917	-6,565	-11,089
Proceeds on sale of capital assets	658	731	903
Site restoration accrual	257	-115	205
Cash (used for) investing activities	-8,431	-6,046	-10,101
Increase (decrease) in cash	70	-16,000	10,867
Cash and Cash equivalents, beginning of period	2,647	18,647	7,780
Cash and Cash equivalents, end of period	$ 2,717	$ 2,647	$ 18,647

PARKLAND INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Parkland Income Fund (the "Fund" or "Parkland") is an unincorporated, open-ended limited purpose mutual fund trust established under the laws of the Province of Alberta on April 30, 2002. The Fund was created to acquire the fuel marketing, convenience store and related ancillary businesses formerly owned by Parkland Industries Ltd. This acquisition was completed on June 28, 2002 through a Plan of Arrangement that resulted in the previous Parkland Industries Ltd. shareholders indirectly exchanging their shares for Units in the Fund or Class B Limited Partnership Units in Parkland Holdings Limited Partnership ("LP Units"), a limited partnership controlled by the Fund.

The accounts for Parkland Industries Ltd. are included for the period July 1, 2001 to June 28, 2002 on a continuity of interests basis as if the Fund had existed since the beginning of the year.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries, partnerships and trusts. All significant accounts and transactions between consolidated entities are eliminated. The excess of the consideration paid for the investments in subsidiary entities over the underlying net book values at the dates of acquisition is attributed to the related assets acquired and is amortized over the life of these assets.

The LP Units are, to the greatest extent possible, the economic equivalent to a Unit in the Fund. They are exchangeable by the holder on a one-for-one basis into Units in the Fund until June 30, 2008. In certain circumstances, and at any time after June 30, 2008, the Fund may compel the exchange of the LP Units. As such, the LP Units are treated as being equivalent to Fund Units.

Use of Estimates

The preparation of the financial statements necessarily involves the use of estimates and approximations. Should the underlying assumptions change, the actual amounts could differ from those estimated.

Estimates are used when accounting for items such as allowance for doubtful accounts, amortization and site restoration accruals.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

The Fund values its inventories at the lower of cost and market value. The Fund uses the last-in, first-out (LIFO) method of determining the cost of product inventory.

Amortization

Amortization is provided for on a straight line basis over the estimated useful lives of assets at the following annual rates:

Land improvements	-	4%
Buildings	-	5%
Equipment	-	10%
Assets under capital lease	-	10%

Assets held for sale are not subject to amortization.

Income Taxes

Income earned directly by the Limited Partnership is not subject to income taxes as its income is taxed directly to the Limited Partnership unitholders. Income earned in the Fund and distributed to the Fund unitholders is taxed directly to the Fund unitholders. Income taxes incurred by taxable entities controlled by the Fund and those incurred prior to the formation of the Fund are accounted for using the future method. Under this method, the Fund recognizes a future tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflow. Similarly, the Fund recognizes a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.

Current future income tax assets or liabilities arise due to the difference in measurement of product inventories using the LIFO method for accounting purposes and the first-in, first-out (FIFO) method for income tax purposes. Long-term future tax liabilities arise primarily due to the provision for amortization for income tax purposes exceeding the amount recorded in the accounts.

Long Term Debt

Capital lease obligations, which relate to transactions which are similar in nature to a purchase, are capitalized and included in long-term debt.

PARKLAND INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Site Restoration

Site restoration costs are based on engineering estimates taking into account alternative procedures consistent with legal requirements, industry practices and available technology.

Estimated site restoration costs of acquired sites are recorded at date of acquisition and actual costs are charged to the accumulated provision as incurred. Estimated site restoration costs for a site are also accrued at the time an exit decision is made for that site. Site restoration costs of existing sites are charged to operations in the year incurred.

Earnings Per Unit

Effective June 28, 2002, the outstanding shares of Parkland Industries Ltd. were exchanged for either two Fund units or two LP Units.

Basic earnings per unit is calculated on the weighted average number of units outstanding for the period, adjusted for the effective 2 for 1 split.

Diluted earnings per unit are calculated by application of the Treasury Stock Method. Under this method, the units are calculated based upon the weighted average number of units outstanding for the period plus the dilutive effect of the exercise of those employee stock options which were "in-the-money" during the period.

Revenue

Net sales and operating revenue are recorded net of provincial fuel taxes.

The Fund recognizes revenue on its sale of goods when title passes to the purchaser.

Grants of Options

The fund accounts for its grants of options in accordance with the fair value based method of accounting for stock based compensation.

Cash and Cash equivalents

Cash and cash equivalents are the net of Cash and Bank indebtedness.

PARKLAND INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. EARNINGS ANALYSIS AND EARNINGS PER UNIT

	Twelve months December 31, 2003	Six months December 31, 2002	Twelve months June 30, 2002
Earnings before tax	$ 20,418	$10,632	$19,125
Income taxes			
Current	50	1,019	6,430
Future	233	200	804
Total income taxes	283	1,219	7,234
Net earnings	$ 20,135	$9,413	$11,891
Earnings per unit - basic	$1.66	$0.78	$1.08
- diluted	$1.65	$0.78	$1.08

	December 31, 2003	December 31,2002	June 30, 2002
Equivalent units outstanding, beginning of period	12,126,713	12,126,713	10,930,176
Weighted average of equivalent units issued pursuant to distribution reinvestment plan	1,780		
Weighted average of equivalent units repurchased pursuant to normal course issuer bid	-	-	(9,958)
Weighted average of equivalent units issued pursuant to exercise of employee stock options	-	-	78,382
Weighted average of units issued as special compensation	-	-	229
Denominator utilized in basic earnings per unit	12,128,493	12,126,713	10,998,829
Incremental equivalent units outstanding that were "in-the-money"	107,310	-	-
Denominator utilized in diluted earnings per unit	12,235,803	12,126,713	10,998,829

2. CAPITAL ASSETS

December 31, 2003

	Cost	Accumulated Amortization	Net Book Value
Land	$ 13,317	$ -	$ 13,317
Land improvements	5,886	1,709	4,177
Buildings	20,412	7,811	12,601
Assets under capital lease	11,011	4,010	7,001
Equipment	56,039	29,430	26,609
	$ 106,665	$ 42,960	$ 63,705

December 31, 2002

	Cost	Accumulated Amortization	Net Book Value
Land	$ 13,350	$ -	$ 13,350
Land improvements	5,675	1,506	4,169
Buildings	20,337	7,205	13,132
Assets under capital lease	10,591	2,957	7,634
Equipment	49,413	25,775	23,638
	$ 99,366	$ 37,443	$ 61,923

3. ASSETS HELD FOR SALE

In October, 2003, the Fund agreed to an updated Letter of Intent to sell its refinery to the Blood Tribe / Kainaiwa Specific Claim Trust No. 1 of Standoff, Alberta. The Tribe is currently working on one of the key remaining conditions to the transaction which is to obtain confirmation of their exemption from excise tax obligations. Should the remaining conditions be satisfied, the Fund would receive proceeds from the sale of the refinery assets out of the refinery cash flows realized subsequent to the sale. The total gain realized on the sale will be contingent on the amount of such cash flows.

Operations at the refinery have been suspended since September, 2001, pending the completion of the Blood Tribe sale.

If the Blood Tribe sale is not completed the Fund will pursue alternative uses for the refinery assets. The fair value of the refinery assets under these circumstances could vary significantly from the carrying amount or the negotiated selling price with the Blood Tribe.

The Fund has segregated Assets Held for Sale in the December 31, 2003 balance sheet and has reclassified the December 31, 2002 balance sheet to consistently reflect this item. This accounting change does not affect operations or cash flows.

4. LONG TERM DEBT

	December 31, 2003	December 31, 2002
Bank loan secured by an assignment of accounts receivable, inventories and demand debentures creating a first fixed charge over specific fixed assets and floating charge upon all other assets. The loan is repayable in monthly installments of $37,600 including interest at prime plus 0.35%. The effective interest rate at year end was 4.85% (2002 – 4.85%). The loan matures November 30, 2006.	$1,188	$1,565
Mortgages payable in monthly installments totaling $127,253 including interest. Interest rates vary from 7.5% to 8.5% and prime plus 0.7% to prime plus 3.0% per annum. The effective rates of interest at the year end for the prime based loans were 5.2% to 7.5% (2002-5.2% to 7.5%). The mortgages are secured by real properties with a net book value of $9,730,000 and mature at various dates ending April 27, 2009.	7,007	8,082
Capital leases payable in monthly installments totaling $157,675 including interest varying from 4.90% to 10.70% and prime plus 0.35% per annum. The effective rate of interest at the year end for the prime based lease was 4.85% (2002-4.85%). The leases are for equipment with a net book value of $7,001,000 and mature at various dates ending October 25, 2006.	6,702	7,607
Unsecured notes repayable in monthly installments totaling $15,625. The notes are discounted at 6.0% per annum.	240	407
	15,137	17,661
Less current portion	4,555	4,661
	$10,582	$13,000

4. **LONG TERM DEBT** (Continued)

Estimated principal repayments for the next five years are:

2004	$	4,555
2005		2,833
2006		4,856
2007		1,152
2008		1,741
	$	15,137

For the fiscal periods ended December 31, 2003, December 31, 2002 and June 30, 2002, the Fund did not incur net interest expense on working capital borrowings, as average monthly cash balances exceeded average borrowings.

The Fund has outstanding letters of credit totaling $13,835,000 (December 31, 2002 - $12,800,000) which mature at various dates to October 21, 2004.

For 2003 and 2002, the fund has available lines of credit of $25,000,000, subject to margin calculations. The outstanding letters of credit are considered a part of this facility.

5. **UNITHOLDERS' CAPITAL**

An unlimited number of Fund Units and LP Units may be created and issued, pursuant to the Fund Declaration of Trust and the Amended and Restated Limited Partnership Agreement, respectively, as outlined in the Plan of Arrangement.

Fund Units represent an undivided interest in the Fund. LP Units represent a partnership interest in Parkland Holdings Limited Partnership and are exchangeable on a one-for-one basis into Fund Units. Both Fund Unitholders and LP Unitholders are entitled to vote at meetings of the Fund and are entitled to distributions from time to time as determined by the Board.

5. **UNITHOLDERS' CAPITAL** (Continued)

	December 31, 2003 Units	December 31, 2002 Units	June 30, 2002 Units
Class B Limited Partnership Units			
Balance, beginning of period	5,574,219	6,929,820	-
Issued upon exchange of common shares	-	-	6,929,820
Exchanged for fund units	(163,164)	(1,355,601)	-
Balance, end of period	5,411,055	5,574,219	6,929,820
Fund Units			
Balance, beginning of period	6,552,494	5,196,893	-
Issued upon exchange of Class B Limited Partnership units	163,164	1,355,601	-
Issued under Distribution Reinvestment Plan	5,195		-
Issued upon exchange of common shares	-	-	5,155,156
Issued as special compensation	-	-	41,737
Balance, end of period	6,720,853	6,552,494	5,196,893
	12,131,908	12,126,713	12,126,713

The Fund has an Incentive Option Plan under which the Fund may grant up to 1,000,000 Incentive Options to trustees, directors, officers, employees and consultants. The incentive options have a 10 year term and, with limited exceptions, vest proportionately over the first three anniversary dates following the grant.

The table below represents the status of the Fund's Incentive Option Plan as at December 31, 2003 and the changes therein for the year then ended:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	-	
Granted	381,000	$13.01
Options exercised	-	-
Cancelled	(20,000)	$12.45
Balance, end of year	361,000	$13.04
Exercisable options at end of year	-	

Exercise prices for outstanding options at December 31, 2003 range from $12.45 to

$17.62, which represent market value at the date of issue.

5. **UNITHOLDERS' CAPITAL** (Continued)
The corresponding remaining contractual life for these options ranges from 9 – 10 years. The Fund accounts for its grants of options in accordance with the fair value based method of accounting for stock based compensation. The total cost to be reported is $112,150. The compensation cost that has been charged against income for the year ended December 31, 2003 is $29,217.

The fair value of the options granted is estimated using the Black-Scholes options pricing model on the basis of the following assumptions:

Expected average annual distribution	$1.68
Expected average volatility	20%
Weighted average risk-free interest rate	3.57%
Expected life	3 years

The weighted average fair value of options granted during the year is $0.31.

Subsequent to December 31, 2003 the Fund has granted an additional 160,000 Unit Options under the Incentive Option Plan.

6. INCOME TAXES

Income tax expense varies from the amounts that would be computed by applying the Canadian Federal and Provincial income tax rates to earnings before provision for income taxes as shown in the following table:

	Twelve months December 31, 2003		Six months December 31, 2002		Twelve months June 30, 2002	
	Amount of	%	Amount of	%	Amount of	%
Provision for income taxes at statutory rates	$ 7,477	36.62	$ 4,159	39.12	$7,568	39.57
Add (deduct) the tax effect of:						
Income earned in limited partnership	(7,140)	(34.98)	(3,018)	(28.38)	(191)	(1.00)
Processing rate adjustment	-	-	(97)	(0.92)	(764)	(3.99)
Large Corporation Tax/ Capital Taxes	50	.24	175	1.65	185	0.97
Change in tax rates	(90)	(.44)	-	-	141	0.74
Non-allowable amortization	-	-	-	-	122	0.64
Non-deductible expenses	-	-	-	-	21	0.11
Other	(14)	(.07)	-	-	152	0.80

283	1.39	1,219	11.47	$7,234	37.84

6. INCOME TAXES (Continued)

Capital assets and inventories held directly by the Limited Partnership, having carrying values of $50,448,172 (December 31, 2002 -$48,641,664) and $7,064,007 (December 31, 2002 - $7,954,280), have tax basis of $46,229,430 (December 31, 2002 - $43,986,605) and $7,766,809 (December 31, 2002 - $8,920,224), respectively.

Future income tax liabilities amounting to $6,658,000 (2002-$6,559,000) relate to the difference in carrying value of the refinery assets to the tax basis. The refinery assets are held by Parkland Refining Ltd. a wholly owned subsidiary of the Fund.

7. COMMITTMENTS

The Fund is committed to total minimum rentals in the amount of $4,153,746 under operating leases for land and buildings and equipment. Minimum lease payments for each of the five succeeding years are as follows:

2004	1,400
2005	1,107
2006	786
2007	559
2008	227

The Fund has commitments under its primary fuel supply contracts to purchase minimum quantities of fuel on an annual basis. There are provisions in the contracts for financial penalties for non-compliance, however the Fund expects to be able to continue to meet its minimum volume commitments for the foreseeable future.

8. FINANCIAL INSTRUMENTS

The fair value of accounts receivable, bank indebtedness, accounts payable and income taxes payable are equal to their carrying values due to their short term maturities. The fair value of long-term bank loans equal their carrying values as their interest rates fluctuate with the prime lending rate. The Fund may elect to utilize interest rate swaps and make non-permanent repayment of the loans. The carrying values and fair values of mortgages payable, capital lease obligations unsecured notes payable and other assets, which consist primarily of mortgages and loans receivable are as follows.

	December 31, 2003		December 31, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgages payable	$ 7,007	$ 7,044	$ 8,081	$ 8,114
Capital lease obligations	6,702	6,721	7,607	7,615
Notes payable	240	241	407	409

Mortgages and loans receivable	1,570	2,035	1,306	1,788

8. FINANCIAL INSTRUMENTS (Continued)

Fair values of mortgages and loans receivable, and long-term debt are estimated using discounted cash flow analysis based upon incremental borrowing rates for similar borrowing arrangements.

The Fund does not have a significant exposure to any individual customer. The Fund reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. Mortgages and loan receivables are receivable in monthly installments of $16,195, bear interest at rates ranging between 0% and 14% and are secured by specific assets of the mortgage.

9. GOODWILL

During the fiscal period ended December 31, 2002, the Fund adopted changes in accounting policies for goodwill and intangible assets as prescribed by changes to CICA Handbook Sections 3062, 3063 and 1581. Prior to the adoption of these policies, the Fund recorded any excess of consideration paid over the fair value of assets acquired as goodwill. This goodwill was then amortized on a straight-line basis over 10 years. The goodwill pertained entirely to the Fund's fuel marketing segment.

As a component of this change, assets initially recorded as goodwill were reviewed and, where relevant, reclassified as other intangible assets including customer lists, leases and non-competition clauses. The amortization period for these intangible assets was also reviewed to determine if it was consistent with the 10 year period utilized for goodwill. Additionally, the Fund performed impairment tests for the asset groups acquired to determine if any remaining goodwill and intangible assets required the recognition of an impairment loss.

As a result of this change in accounting policy, the Fund has reduced opening unitholders' capital by $3,593,435. Prior years statements have not been restated.

10. NET CHANGES IN NON-CASH WORKING CAPITAL

	December 31,2003	December 31, 2002	June 30, 2002
Accounts receivable	$ (149)	$ 8,426	$ (5,662)
Inventories	(595)	(585)	3,680
Prepaid expenses	(352)	162	(70)
Accounts payable	5,456	(18,836)	6,633
Income taxes payable	(978)	(942)	(287)
	$ 3,382	$ (11,775)	$ 4,294

10. NET CHANGES IN NON-CASH WORKING CAPITAL (Continued)

	December 31,2003	December 31, 2002	June 30, 2002
Other Cash Flow Information:			
Cash taxes paid	$ 1,028	$ 72	$ 6,717
Cash interest paid	$ 897	$ 462	794

11. SEGMENTED INFORMATION

The Fund's operations are predominantly in fuel marketing in Western Canada. In recent years, the Fund initiated operations in the convenience store industry.

The convenience stores have been integrated into fuel marketing properties already owned by the Fund, and all continue to market transportation fuels. Due to the amount of common operating and property costs it is not practical to report these segments below the gross margin.

Similarly, it is not practical to segregate capital expenditures or cash flows from these segments.

	Fuel Marketing (000's)	Merchandise (000's)	Total (000's)
Twelve months ended December 31, 2003			
Net sales and operating revenues	$ 535,960	$ 31,266	$ 567,226
Cost of sales	466,578	23,226	489,804
Gross margin	$ 69,382	$ 8,040	$ 77,422
Six months ended December 31, 2002			
Net sales and operating revenues	$ 247,632	$ 12,596	$ 260,228
Cost of sales	212,735	9,568	222,303
Gross margin	$ 34,897	$ 3,028	$ 37,925

PARKLAND INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

11. SEGMENTED INFORMATION (Continued)

	Fuel Marketing (000's)	Merchandise (000's)	Total (000's)
Twelve months ended June 30, 2002			
Net sales and operating revenues	$ 424,969	$ 17,590	$ 442,559
Cost of sales	358,270	12,777	371,047
Gross margin	$ 66,699	$ 4,813	$ 71,512